                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO 3)*

                                CROWN GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   228359-10-5
                                 --------------
                                 (CUSIP Number)

                          TERRY FERRARO SCHWARTZ, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                           1230 PEACHTREE STREET, N.E.
                                   SUITE 3100
                           ATLANTA, GEORGIA 30309-3592
                                 (404) 815-3731
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 DECEMBER, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)


                                Page 1 of 5 Pages
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CUSIP NO. 228359-10-5                  13D      PAGE    2     OF    5    PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
          10 WESTPARK CORPORATION
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                      [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    400,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   400,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          400,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 228359-10-5                  13D      PAGE    3     OF    5    PAGES
         ---------------------                       --------    --------

 (15)     NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
          TILMAN J. FALGOUT, III
          ---------------------------------------------------------------------

 (16)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

 (17)     SEC USE ONLY

          ---------------------------------------------------------------------

 (18)     SOURCE OF FUNDS*
          PF AND OO
          ---------------------------------------------------------------------

 (19)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                      [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          N/A
          ---------------------------------------------------------------------

 (20)     CITIZENSHIP OR PLACE OF ORGANIZATION
          TEXAS
          ---------------------------------------------------------------------

                       (21)    SOLE VOTING POWER
  NUMBER OF                    785,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (22)    SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (23)    SOLE DISPOSITIVE POWER
 PERSON WITH                   785,500
                       --------------------------------------------------------
                       (24)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (25)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          785,500
          ---------------------------------------------------------------------

 (26)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
          ---------------------------------------------------------------------

 (27)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.0%
          ---------------------------------------------------------------------

 (28)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       AMENDMENT NO 3 TO SCHEDULE 13D OF
                           10 WESTPARK CORPORATION
                          AND TILMAN J. FALGOUT, III

         This filing constitutes Amendment No. 3 to the Schedule 13D filed by 10 Westpark Corporation and Tilman J. Falgout, III, with respect to the $.01 par value common stock of Crown Group, Inc. (the "Company"). The following items of
Schedule 13D are hereby amended:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since the filing of Amendment No. 2 to this Schedule 13D, options held by Mr. Falgout to purchase shares of the Company's common stock have become exercisable and Mr. Falgout has purchased an additional 26,500 shares of the Company's common stock on the open market with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Falgout holds all shares of the Company's common stock beneficially owned by him for investment purposes. However, as Executive Vice President and General Counsel of the Company, Mr. Falgout does exercise significant influence over the management and operations of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) 10 Westpark Corporation beneficially owns 400,000 shares of common stock of the Issuer, or 5.9% of the outstanding shares of common stock of the Company. Mr. Falgout beneficially owns 785,500 shares of common stock of the Company, or 11.0% of the outstanding shares, including 342,500 shares subject to presently exercisable stock options. These percentages are based on the 6,777,338 shares of common stock of the Company outstanding on March 11, 2002.

         (b) 10 Westpark Corporation has sole voting and investment powers with respect to the 400,000 shares owned by it; however, Mr. Falgout, as President of 10 Westpark Corporation, exercises voting and investment powers on behalf of such corporation. Mr. Falgout has sole voting and investment powers with respect to an aggregate of 785,500 shares.

         (c) The reporting persons have not effected any transactions in the securities of the Company during the past 60 days.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       10 WESTPARK CORPORATION



Date: March 13, 2002               By: /s/ Tilman J. Falgout, III
                                       ----------------------------------------
                                       Tilman J. Falgout, III
                                       President



Date: March 13, 2002                   /s/ Tilman J. Falgout, III
                                       ----------------------------------------
                                       Tilman J. Falgout, III


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